

January 8, 2024

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

> **Re: Li Bang International Corp Inc.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed December 18, 2023**
> **File No. 333-262367**

Dear Feng Huang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-6

1. Based on your disclosure on page 61, it appears that the purchase of fixed deposits in 2023 are reflected as an increase in prepaid expenses and other current assets within cash used in operating activities. Considering the fixed deposits are classified as a noncurrent asset, please explain why you present the amounts within operating activities and not as an investing activity. Please provide us with the authoritative guidance that supports your presentation.

Notes to Consolidated Financial Statements
Note 18 - Subsequent Events, page F-27

2. You disclose that you have evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were available to be issued. Please revise to include such date. Refer to ASC 855-10-50-1.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Ye